
September 16, 2025

Karen G. Krasney, Esq.
Executive Vice President and General Counsel
Capricor Therapeutics, Inc.
10865 Road to the Cure, Suite 150
San Diego, CA 92121

> **Re: Capricor Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 10, 2025**
> **File No. 333-290179**

Dear Karen G. Krasney Esq.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Carlson, Esq.